CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee
Protected Absolute Return Barrier Notes	$3,000,000	$117.90
due 2009

April 2008 Pricing Supplement No. 630 Registration Statement No. 333-131266 Dated April 21, 2008 Filed pursuant to Rule 424(b)(2)
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in Equities

Protected Absolute Return Barrier Notes due July 28, 2009
Based on the Value of the S&P 500® Index

The notes are senior unsecured obligations of Morgan Stanley, will pay no interest and have the terms described in the prospectus supplement and the prospectus, as supplemented or modified by this pricing supplement.  At maturity, an investor will receive for each $10 stated principal amount of notes that the investor holds, the $10 stated principal amount and a return, if any, based on the absolute value of the return of the underlying index and on whether the underlying index has remained within the index range at all times during the observation period.  The notes are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

FINAL TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$3,000,000
Stated principal amount:	$10 per note
Issue price:	$10 per note
Pricing date:	April 21, 2008
Original issue date:	April 28, 2008 (5 business days after the pricing date)
Maturity date:	July 28, 2009
Underlying index:	The S&P 500® Index (the “Index”)
Maturity redemption amount:	$10 + supplemental redemption amount (if any)
Supplemental redemption amount:	▪	If at all times during the observation period the index value is within the index range, $10 times the absolute index return; or
	▪	If at any time on any day during the observation period the index value is outside the index range, $0.
Maximum payment at maturity:	$11.70 (117% of the stated principal amount) per note
Observation period:
The period of regular trading hours on each index business day on which there is no market disruption event with respect to the Index, beginning on, and including, the index business day following the pricing date and ending on, and including, the index valuation date.

Index value:
At any time on any day during the observation period, the value of the Index published at such time on such day on Bloomberg under ticker symbol “SPX,” or in the case of any successor index, the Bloomberg ticker for any such successor index.

Index range:	Any value of the Index that is:
▪	greater than or equal to 1,152.1811, which is the initial index value x 83%; and
▪	less than or equal to 1,624.1589, which is the initial index value x 117%
Absolute index return:	Absolute value of: (final index value – initial index value) / initial index value
Initial index value:	1,388.17, the closing value of the Index on the pricing date
Final index value:	The closing value of the Index on the index valuation date
Index valuation date:	July 24, 2009, subject to postponement for certain market disruption events.
Interest:	None
CUSIP:	617480306
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per Note	$10	$0.10	$9.90
Total	$3,000,000	$30,000	$2,970,000
(1) For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

The notes involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 7.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

  Prospectus Supplement for Protected Absolute Return Barrier Notes dated November 21, 2007
  Prospectus dated January 25, 2006

.

Protected Absolute Return Barrier Notes due July 28, 2009
Based on the Value of the S&P 500 ® Index

Fact Sheet

The notes offered are senior unsecured obligations of Morgan Stanley, will pay no interest and have the terms described in the prospectus supplement and the prospectus, as supplemented or modified by this pricing supplement.  At maturity, an investor will receive for each $10 stated principal amount of notes that the investor holds, the $10 stated principal amount and a return, if any, based on the absolute value of the return of the Index and on whether the Index has remained within the index range at all times during the observation period.  The notes are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
April 21, 2008	April 28, 2008 (5 business days after the pricing date)	July 28, 2009, subject to postponement due to certain market disruption events

Key Terms
Issuer:	Morgan Stanley
Underlying index:	The S&P 500® Index (the “Index”)
Issue price:	$10 per note
Stated principal amount:	$10 per note
Interest:	None
Maturity redemption amount:	$10 + supplemental redemption amount (if any)
Supplemental redemption amount:	▪	If at all times during the observation period the index value is within the index range, $10 times the absolute index return; or
	▪	If at any time on any day during the observation period the index value is outside the index range, $0.
Maximum payment at maturity:	$11.70 (117% of the stated principal amount) per note
Observation period:
The period of regular trading hours on each index business day on which there is no market disruption event with respect to the Index, beginning on, and including, the index business day following the pricing date and ending on, and including, the index valuation date.

Index value:
At any time on any day during the observation period, the value of the Index published at such time on such day on Bloomberg under ticker symbol “SPX,” or in the case of any successor index, the Bloomberg ticker for any such successor index.

Index range:	Any value of the Index that is:
▪	greater than or equal to 1,152.1811, which is the initial index value x 83%; and
▪	less than or equal to 1,624.1589, which is the initial index value x 117%
Absolute index return:	Absolute value of: (final index value – initial index value) / initial index value
Initial index value:	1,388.17, the closing value of the Index on the pricing date
Final index value:	The closing value of the Index on the index valuation date
Index valuation date:	July 24, 2009, subject to postponement for certain market disruption events.
Postponement of maturity date:
If, due to a market disruption event or otherwise, the index valuation date is postponed so that it falls less than two scheduled business days prior to the scheduled maturity date, the maturity date will be the second scheduled business day following the index valuation date as postponed.

Risk factors:	Please see “Risk Factors” on page 7.

April 2008	Page 2

Protected Absolute Return Barrier Notes due July 28, 2009
Based on the Value of the S&P 500 ® Index

General Information
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	617480306
Minimum ticketing size:	100 notes
Tax consideration:
The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders—Long-term Notes.”  Under this treatment, if you are a U.S. taxable investor, you will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, even though no stated interest is payable on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes will be treated as ordinary income.  We have determined that the “comparable yield” is a rate of 3.0316% per annum, compounded semi-annually.  Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $10) consists of a projected amount equal to $10.3837 due at maturity.  You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the notes.

The following table states the amount of original issue discount (“OID”) (without taking into account any adjustment to reflect the difference, if any, between the actual and the projected amount of the contingent payment on the notes) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day-count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
Original Issue Date through June 30, 2008	$0.0522	$0.0522
July 1, 2008 through December 31, 2008	$0.1524	$0.2046
January 1, 2009 through June 30, 2009	$0.1547	$0.3593
July 1, 2009 through the Maturity Date	$0.0244	$0.3837

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the notes, and we make no representation regarding the actual amount of the payment that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.”

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

April 2008	Page 3

Protected Absolute Return Barrier Notes due July 28, 2009
Based on the Value of the S&P 500 ® Index

Trustee:	The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Use of proceeds and hedging:
The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.
On or prior to the pricing date, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the notes by taking positions in the component stocks of the Index, in futures or options contracts on the Index or on any component stocks of the Index listed on major securities markets. We cannot give any assurance that our hedging activity has not affected or will not affect the value of the Index and, therefore, such activity may adversely affect the value of the notes or the payment you will receive at maturity.  For further information, see “Use of Proceeds and Hedging” in the accompanying prospectus supplement.

ERISA:	See “ERISA” in the accompanying prospectus supplement.
Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

This offering summary represents a summary of the terms and conditions of the notes.  We encourage you to read the accompanying prospectus supplement and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document.

April 2008	Page 4

Protected Absolute Return Barrier Notes due July 28, 2009
Based on the Value of the S&P 500 ® Index

How the Protected Absolute Return Barrier Notes Work

The table below illustrates the payment at maturity (including, where relevant, the payment of the supplemental redemption amount) for a $10 stated principal amount note for a hypothetical range of performance of the index return from -100% to +100% and assumes a hypothetical initial index value of 1,350, an index range which includes all index values greater than or equal to the hypothetical initial index value times 83% and less than or equal to the hypothetical initial index value times 117%, and for the shaded rows, that the value of the index has remained within the index range at all times during the observation period.  In this example, the Index must move by more than 17% in either direction from the hypothetical initial index value before we would not pay you a supplemental redemption amount.

Index Value	Index Return	Supplemental Redemption Amount	Payment At Maturity	Return on Notes
2,700	100%	$0.00	$10.00	0%
2,025	50%	$0.00	$10.00	0%
1,701	26%	$0.00	$10.00	0%
1,593	18%	$0.00	$10.00	0%
1,579.50	17%	$1.70	$11.70	17%
1,566	16%	$1.60	$11.60	16%
1,512	12%	$1.20	$11.20	12%
1,458	8%	$0.80	$10.80	8%
1,404	4%	$0.40	$10.40	4%
1,377	2%	$0.20	$10.20	2%
1,350	0%	$0.00	$10.00	0%
1,323	-2%	$0.20	$10.20	2%
1,296	-4%	$0.40	$10.40	4%
1,242	-8%	$0.80	$10.80	8%
1,188	-12%	$1.20	$11.20	12%
1,134	-16%	$1.60	$11.60	16%
1,120.50	-17%	$1.70	$11.70	17%
1,107	-18%	$0.00	$10.00	0%
999	-26%	$0.00	$10.00	0%
675	-50%	$0.00	$10.00	0%
0	-100%	$0.00	$10.00	0%

At maturity, the notes will pay at least 100% of the principal amount and have the potential to pay a supplemental redemption amount based on the value of the Index at the end of the observation period if the Index has remained within the index range throughout the entire observation period.

The following payment examples illustrate the potential returns on the notes at maturity based on the table above.

April 2008	Page 5

Protected Absolute Return Barrier Notes due July 28, 2009
Based on the Value of the S&P 500 ® Index

Payment Example 1
The level of the Index increases by 12% from the hypothetical initial index value of 1,350 to a final index value of 1,512, and the index value remains within the index range at all times throughout the observation period.  Accordingly, the supplemental redemption amount is equal to:

$10 x absolute value of [(1,512 – 1,350) / 1,350]  = $1.20

Payment at Maturity  = $11.20

Payment Example 2
The level of the Index decreases by 10% from the hypothetical initial index value of 1,350 to a final index value of 1,215, and the index value remains within the index range at all times throughout the observation period.  Accordingly, the supplemental redemption amount is equal to:

$10 x absolute value of [(1,215 – 1,350) / 1,350]  = $1.00

Payment at Maturity  = $11.00

Payment Example 3
The level of the Index decreases by 2% from the hypothetical initial index value of 1,350 to a final index value of 1,323, and the index value remains within the index range at all times throughout the observation period.  Accordingly, the supplemental redemption amount is equal to:

$10 x absolute value of [(1,323 – 1,350) / 1,350]  = $0.20

Payment at Maturity  = $10.20

Payment Example 4
The index value moves outside the index range at any time on any day during the observation period.  Because the index value has moved outside the index range, the supplemental redemption amount is equal to $0, and the payment at maturity is equal to only $10 per $10 stated principal amount regardless of the final index value.

Payment at Maturity  = $10.00

April 2008	Page 6

Protected Absolute Return Barrier Notes due July 28, 2009
Based on the Value of the S&P 500 ® Index

Risk Factors

The notes are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the notes.  Accordingly, investors should consult their own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of the investor’s particular circumstances.

The following is a non-exhaustive list of certain key risk factors for investors in the notes.  For further discussion of these and other risks, you should read the section entitled “Risk Factors” beginning on page S-16 of the prospectus supplement for protected absolute return barrier notes.

Structure Specific Risk Factors

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The notes do not pay interest.  Because the supplemental redemption amount may equal zero, the return on an investment in the notes may be zero and, therefore, less than the amount that would be paid on an ordinary debt security.  Even if there is a positive supplemental redemption amount, if the change in the level of the index over the term of the notes, whether positive or negative, is small, the return on an investment in the notes may be less than the amount that would be paid on an ordinary debt security.  Accordingly, the notes have been designed for investors who are willing to forgo market floating interest rates in exchange for a supplemental redemption amount, if any, based on the closing value of the Index on the index valuation date and on whether the value of the Index remains within the index range throughout the observation period.

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No guarantee of supplemental redemption amount.  If at any time on any day during the observation period the value of the Index is outside the index range, no supplemental redemption amount will be paid and investors will receive only the principal amount of their investment at maturity.

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Appreciation potential is limited.  The appreciation potential of the notes is limited by the maximum payment at maturity of $11.70 per note, or 117% of the stated principal amount.  In no event will the supplemental redemption amount exceed $1.70 because if the final index value is less than 83% or greater than 117% of the initial index value, the Index will have moved outside the index range and your supplemental redemption amount will equal $0.

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Market value of notes may decline.  If at any time on any day during the observation period the value of the Index is outside the index range, the market value of each note will decline below the stated principal amount and will no longer be linked to the value of the Index.  If you try to sell your notes on the secondary market prior to maturity in these circumstances, you will receive less than the stated principal amount for each note.

Index Specific Risk Factors

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Adjustments to the Index could adversely affect the value of the notes.  The publisher of the Index may add, delete or substitute the stocks constituting the Index or make other methodological changes that could change the value of the Index.  The publisher of the Index may discontinue or suspend calculation or publication of the Index at any time.  Any of these actions could adversely affect the value of the notes.  Where the Index is discontinued, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

Secondary Market Specific Risk Factors

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Market price influenced by many unpredictable factors.  Several factors will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including the value and volatility of the Index, the dividend yield of the component securities of the Index, whether the value of the Index has been outside the index range at any time during the observation period, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and creditworthiness of the issuer.

April 2008	Page 7

Protected Absolute Return Barrier Notes due July 28, 2009
Based on the Value of the S&P 500 ® Index

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Secondary trading may be limited. Secondary trading may be limited, and the inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices and you could receive less, and possibly significantly less, than the stated principal amount per note if you try to sell your notes prior to maturity.

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Inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging the issuer’s obligations under the notes.

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Hedging and trading activity could potentially affect the value of the notes.  MS & Co. and other affiliates have carried out and will continue to carry out hedging activities related to the notes (and to other instruments linked to the Index or its component stocks), including trading in the component stocks of the Index as well as in other instruments related to the Index.  Any of these hedging or trading activities on or prior to the pricing date could have affected the initial index value and any of these hedging or trading activities during the term of the notes could potentially affect the value of the Index, including the final index value and whether the Index is outside the index range at any time during the observation period and, accordingly, the amount of cash investors will receive at maturity.

Other Risk Factors

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Economic interests of the calculation agent may be potentially adverse to the investors.  The calculation agent is an affiliate of the issuer.  Any determinations made by the calculation agent may affect the payout to investors at maturity.

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Not equivalent to investing in the Index.  Investing in the notes is not equivalent to investing in the Index or its component stocks.  Investors in the notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the Index.

¡	Issuer’s credit ratings may affect the market value. Investors are subject to the credit risk of the issuer. Any decline in the issuer’s credit ratings may affect the market value of the notes.

April 2008	Page 8

Protected Absolute Return Barrier Notes due July 28, 2009
Based on the Value of the S&P 500 ® Index

Information about the Underlying Index

S&P 500® Index

The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s® Corporation, consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  The calculation of the SPX is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of the 500 similar companies during the base period of the years 1941 through 1943.  For additional information about the S&P 500® Index, see the information set forth under “Annex A—Underlying Indices and Underlying Index Publishers Information—The S&P 500® Index” in the accompanying prospectus supplement for protected absolute return barrier notes.

License Agreement between Standard & Poor’s® Corporation and Morgan Stanley.  “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  See “Annex A—Underlying Indices and Underlying Index Publishers Information—The S&P 500® Index” in the accompanying prospectus supplement for protected absolute return barrier notes.

Historical Information
The following table presents the published high and low closing values of the Index from January 1, 2003 through April 21, 2008.  The closing value of the Index on April 21, 2008 was 1,388.17.  We obtained the closing value and other information below from Bloomberg Financial Markets, without independent verification.  You should not take the historical values of the Index as an indication of future performance.

S&P 500® Index	High	Low	Period End
2003
First Quarter	931.66	800.73	848.18
Second Quarter	1,011.66	858.48	974.50
Third Quarter	1,039.58	965.46	995.97
Fourth Quarter	1,111.92	1,018.22	1,111.92
2004
First Quarter	1,157.76	1,091.33	1,126.21
Second Quarter	1,150.57	1,084.10	1,140.84
Third Quarter	1,129.30	1,063.23	1,114.58
Fourth Quarter	1,213.55	1,094.81	1,211.92
2005
First Quarter	1,225.31	1,163.75	1,180.59
Second Quarter	1,216.96	1,137.50	1,191.33
Third Quarter	1,245.04	1,194.44	1,228.81
Fourth Quarter	1,272.74	1,176.84	1,248.29
2006
First Quarter	1,307.25	1,254.78	1,294.83
Second Quarter	1,325.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter	1,539.18	1,424.55	1,503.35
Third Quarter	1,553.08	1,406.70	1,526.75
Fourth Quarter	1,565.15	1,407.22	1,468.36
2008
First Quarter	1,447.16	1,273.37	1,322.70
Second Quarter (through April 21, 2008)	1,390.33	1,328.32	1,388.17

April 2008	Page 9

Protected Absolute Return Barrier Notes due July 28, 2009
Based on the Value of the S&P 500 ® Index

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by the prospectus supplement for protected absolute return barrier notes) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for protected absolute return barrier notes and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for protected absolute return barrier notes if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Prospectus Supplement for Protected Absolute Return Barrier Notes dated November 21, 2007

Prospectus dated January 25, 2006

Terms used in this pricing supplement are defined in the prospectus supplement for protected absolute return barrier notes or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

April 2008	Page 10